"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange



P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54
www.orkla.com



04030881

RECEIVED
2004 JUN 22 A 9:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ref.:
Siv Merethe Skorpen, Investor Relations, Tel.: +47 2254 4455
Ellen W. Ronæss, Shareholder Service, Tel.: +47 22544430

Date: 9 June 2004

SUPPL
PROCESSED
JUN 22 2004
THOMSON FINANCIAL

ORK – Trade subject to notification

On 8 June 2004, in connection with its option programme, Orkla exercised 24,000 options; 13,334 at a strike price of NOK 135, 13,334 at a strike price of NOK 132. A total of 1,957,105 options have currently been issued.

Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining part of the cash bonus programme.

Orkla currently holds 7,566,423 shares. The resolution adopted by the Annual General Meeting to amortise 1,607,151 shares is expected to be carried out in August this year. When the amortisation has been implemented, Orkla will hold a total of 5,959,272 of its own shares.

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